Strong DUV demand drives solid Q1 results and confirms positive outlook for 2018 Multiple EUV orders, including High-NA, demonstrate further adoption of EUV technology ASML 2018 First-Quarter Results Veldhoven, the Netherlands April 18, 2018 Public

Public Slide 2 April 18, 2018 Agenda • Investor key messages • Business highlights • Outlook • Product highlights • Financial statements

Public Slide 3 April 18, 2018 Investor key messages

Public Slide 4 April 18, 2018 Investor key messages • Shrink is a key industry driver supporting innovation and providing long term industry growth • Lithography enables affordable shrink and therefore delivers compelling value for our customers • EUV will enable continuation of Moore’s Law and will drive long term value for ASML beyond the next decade • DUV, Holistic Litho and EUV are highly differentiated products providing unique value drivers for our customers and ASML • ASML models a 2020 annual revenue opportunity of € 11 billion with an EPS > € 9*, with significant further growth potential into the next decade • HMI provides market leading e-beam metrology capability which expands our integrated Holistic Lithography solutions to include a new class of pattern fidelity control • We expect to continue to return excess cash to our shareholders through stable or growing dividends and regularly timed share buybacks in line with our policy • We will host an Investor Day on November 8th, 2018 at our headquarters in The Netherlands * based on model details and assumptions as presented in our 2016 Investor Day (October 31, 2016)

Public Slide 5 April 18, 2018 Business highlights

Public Slide 6 April 18, 2018 Q1 results summary • Net sales of € 2,285 million, net systems sales valued at € 1,668 million, Installed Base Management sales at € 617 million • Gross margin of 48.7% • Operating margin of 28.1% • Net income as a percentage of net sales of 23.6% • Net bookings of € 2,442 million, excluding High-NA EUV orders - Installed Base Management equals our service and field option sales - Net bookings are calculated based upon the new Revenue Recognition Standard (ASC 606) and Lease Standard (ASC 842) which ASML has adopted as of January 1, 2018

Public Slide 7 April 18, 2018 Net system sales breakdown in value Q1’18 total value € 1,668 million Q4’17 total value € 1,955 million - Lithography systems do not include metrology and inspection systems - Logic equals our Foundry and IDM sales - As of January 1, 2018, ASML has adopted the new Revenue Recognition Standard (ASC 606) and Lease Standard (ASC 842). The quarterly comparative numbers have not been adjusted to reflect these changes in accounting policy

Public Slide 8 April 18, 2018 Logic Memory Total net sales million € by End-use Installed Base Management - Installed Base Management equals our service and field option sales - Logic equals our Foundry and IDM sales - As of January 1, 2018, ASML has adopted the new Revenue Recognition Standard (ASC 606) and Lease Standard (ASC 842). The comparative numbers have not been adjusted to reflect these changes in accounting policy

Public Slide 9 April 18, 2018 Bookings activity by End-use Q1’18 total value € 2,442 million Q4’17 total value € 2,935 million Lithography systems New Used Units 55 7 Lithography systems New Used Units 68 7 - Lithography systems do not include metrology and inspection systems - Logic equals our Foundry and IDM sales - As of January 1, 2018, ASML has adopted the new Revenue Recognition Standard (ASC 606) and Lease Standard (ASC 842). The quarterly comparative numbers have not been adjusted to reflect these changes in accounting policy - Bookings do not include High-NA EUV orders

Public Slide 10 April 18, 2018 • Proposal submitted to 2018 Annual General Meeting of Shareholders to pay a dividend of € 1.40 per ordinary share, for a total of around € 600 million, in respect of fiscal year 2017 • € 170 million worth of shares has been repurchased in Q1 • € 2,330 million of the 2018/2019 share buyback program remaining Capital return to shareholders Dividend The dividend for a year is paid in the subsequent year 2009 Capital return is cumulative share buyback + dividend proposed Share buyback YTD

Public Slide 11 April 18, 2018 Outlook

Public Slide 12 April 18, 2018 Q2 Outlook • Q2 2018 net sales between € 2.5 billion and € 2.6 billion ◦ Including EUV revenue around € 600 million • Gross margin around 43% • R&D costs of about € 375 million • SG&A costs of about € 115 million • Effective annualized tax rate around 14%

Public Slide 13 April 18, 2018 Product highlights

Public Slide 14 April 18, 2018 EUV commitment to volume manufacturing continues Customers commitment to insert EUV in volume manufacturing by ordering systems ASML commitment to securing system performance, shipments and support required for volume manufacturing • 3 EUV systems shipped in Q1, 1 shipment in progress, 1 revenue recognized • Received 9 EUV orders in Q1 • In addition, received 4 High-NA orders for R&D systems from 3 customers and sold options for 8 early volume systems • Planned shipments of 20 systems in 2018, production capacity of at least 30 systems in 2019 For volume manufacturing of logic and memory, ASML remains committed to deliver: • Throughput of >125 wafers per hour • Availability of >90% on average • Shipments on time in sufficient volume • Ability to support a growing installed base

Public Slide 15 April 18, 2018 Continuing progress on our EUV productivity roadmap NXE:3400B Acceptance Test Procedures (ATP) test: 26x33mm2, 96 fields, 20mJ/cm2

Public Slide 16 April 18, 2018 High-NA commitment secures lithography roadmap beyond the next decade • Extension of EUV with High-NA lithography enables the IC industry to continue to drive down cost per function by improving imaging, overlay and productivity ◦ NA (numerical aperture) of the new optical system will increase from 0.33 on current EUV systems, to 0.55 on High-NA systems ◦ Throughput targeted at 185 wafers per hour • With the addition of High-NA, the ASML product portfolio will include 0.33 NA and 0.55 NA EUV, dry and immersion DUV, as well as Holistic products, all designed to work seamlessly together in production • Last year’s investment in Carl Zeiss SMT solidifies our development timeline and reduces our execution risk • Received four orders for High-NA R&D systems from three leading semiconductor manufacturers targeted to start shipping by end of 2021 • Sold options for eight High-NA early volume systems targeted to start shipping in 2024

Public Slide 17 April 18, 2018 Applications Product Highlights • Initial ePfm5 customer evaluation data shows significant measurement cycle time reductions • Shipped our first YS:1375 for In Device Measurement • First 3x3 multi-beam images captured on proof of concept system • YieldStar metrology system growth further accelerates with memory adoption

Public Slide 18 April 18, 2018 Multi-beam enables further throughput scaling First 3x3 multi-beam image captured, ~9x increase in throughput capability Surface inspected by 9 beamsSurface inspected by 1 beam 9x 1 4 7 2 5 8 3 6 9 1 beam number Demonstrated 9 uniform images

Public Slide 19 April 18, 2018 YieldStar metrology system growth further accelerates with memory adoption 2013 shipments 2017 shipments

Public Slide 20 April 18, 2018 Financial statements

ASML
Public
Slide 21
April 18, 2018

Consolidated statements of operations M€

	Q1 2017 [1]	Q2 2017 [1]	Q3 2017 [1]	Q4 2017 [1]	Q1 2018
Net sales	1,944	2,101	2,447	2,561	2,285
Gross profit	925	946	1,050	1,156	1,113
Gross margin %	47.6	45.0	42.9	45.2	48.7
Other income [2]	24	24	24	24	—
R&D costs	(315)	(313)	(315)	(317)	(357)
SG&A costs	(99)	(102)	(103)	(113)	(114)
Income from operations	535	555	656	750	642
Operating income as a % of net sales	27.5	26.4	26.8	29.3	28.1
Net income	452	466	557	644	540
Net income as a % of net sales	23.3	22.2	22.8	25.1	23.6
Earnings per share (basic) €	1.05	1.08	1.30	1.50	1.26
Earnings per share (diluted) €	1.05	1.08	1.29	1.49	1.26
Lithography systems sold (units) [3]	44	42	55	57	49
Net booking value [4]	1,894	2,375	2,154	2,935	2,442

1. As of January 1, 2018, ASML has adopted the new Revenue Recognition Standard (ASC 606) and Lease Standard (ASC 842). The quarterly comparative numbers have not been adjusted to reflect these changes in accounting policy.
2. Customer Co-Investment Program (CCIP).
3. Lithography systems do not include metrology and inspection systems.
4. Our systems net bookings include all system sales orders for which written authorizations have been accepted (for EUV starting with the NXE:3350B and excluding the High-NA systems).

These numbers have been prepared in accordance with US GAAP

Public Slide 22 April 18, 2018 Consolidated statements of Cash flows M€ Q1 2017 1 Q2 2017 1 Q3 2017 1 Q4 2017 1 Q1 2018 Net income 452 466 557 644 540 Net cash provided by (used in) operating activities (168) 530 400 1,037 191 Net cash provided by (used in) investing activities 150 (754) (72) (533) 182 Net cash provided by (used in) financing activities 12 (744) (154) (323) (160) Net increase (decrease) in cash & cash equivalents 4 (996) 163 181 206 Free cash flow* (212) 469 302 882 56 Cash and cash equivalents and short-term investments 3,836 2,514 2,678 3,288 3,194 * Free cash flow is defined as net cash provided by (used in) operating activities minus investments in Capex (Purchase of Property, plant and equipment and intangibles), see US GAAP Consolidated Financial Statements. 1 As of January 1, 2018, ASML has adopted the new Revenue Recognition Standard (ASC 606) and Lease Standard (ASC 842). The quarterly comparative numbers have not been adjusted to reflect these changes in accounting policy. These numbers have been prepared in accordance with US GAAP

Public Slide 23 April 18, 2018 Consolidated Balance sheets M€ Assets Q1 2017 1 Q2 2017 1 Q3 2017 1 Q4 2017 1 Q1 2018 Cash & cash equivalents and short-term investments 3,836 2,514 2,678 3,288 3,194 Net accounts receivable and finance receivables 1,426 1,758 2,066 2,096 2,025 Contract assets — — — — 12 Inventories, net 2,996 3,137 2,998 2,958 3,231 Other assets 1,211 1,354 1,339 1,470 1,437 Tax assets 171 63 99 94 403 Equity method investments — 1,002 1,008 982 971 Goodwill 4,784 4,646 4,565 4,541 4,541 Other intangible assets 1,279 1,231 1,191 1,166 1,146 Property, plant and equipment 1,622 1,567 1,552 1,601 1,560 Right-of-use assets — — — — 124 Total assets 17,325 17,272 17,496 18,196 18,644 Liabilities and shareholders' equity Current liabilities 2,876 3,125 2,974 3,342 3,132 Non-current liabilities 4,206 4,114 4,175 4,178 4,450 Shareholders' equity 10,243 10,033 10,347 10,676 11,062 Total liabilities and shareholders' equity 17,325 17,272 17,496 18,196 18,644 These numbers have been prepared in accordance with US GAAP 1 As of January 1, 2018, ASML has adopted the new Revenue Recognition Standard (ASC 606) and Lease Standard (ASC 842). The quarterly comparative numbers have not been adjusted to reflect these changes in accounting policy.

Public Slide 24 April 18, 2018 This document contains statements relating to certain projections, business trends and other matters that are forward-looking, including statements with respect to expected trends and outlook, bookings, expected financial results and trends, including expected sales, EUV revenue, gross margin, R&D and SG&A expenses, and annualized effective tax rate for the first quarter of 2018, and expected financial results and trends for the full year 2018, including the expectation for continued solid growth in sales and profitability in 2018, annual revenue opportunity for ASML and EPS potential by 2020 with significant further growth potential into the next decade, expected industry trends and expected trends in the business environment, statements with respect to the intent of customers to insert EUV into volume manufacturing, ASML’s commitment to secure system performance, shipments, and support for volume manufacturing, including availability, productivity, throughput, shipments and the ability to support a growing installed base, including timing of shipments (including planned EUV shipments in 2018 and production capacity in 2019), statements with respect to orders, including High-NA system orders and options, the expected benefits (and performance commitments) of High-NA, including securing ASML’s lithography roadmap beyond the next decade, lower costs per function by improving imaging, overlay and productivity, increased numerical aperture of the new optical system on High-NA systems, targeted throughput and the new product portfolio resulting from the addition of High-NA, statements with respect to the DUV productivity milestone, the benefits of HMI’s e-beam metrology capabilities, including the introduction of a new class of pattern fidelity control, the reduction of measurement time, the benefits of combining ASML’s e-beam metrology with computational lithography software and the potential introduction of multiple e-beams in one system and multi-beam enabling further throughput scaling, shrink being a key driver supporting innovation and providing long-term industry growth, lithography enabling affordable shrink and delivering value to customers, the expected continuation of Moore's law and that EUV will continue to enable Moore’s law and drive long term value for ASML beyond the next decade, intention to return excess cash to shareholders through stable or growing dividends and regularly timed share buybacks in line with our policy, statements about our proposed dividend, dividend policy and intention to repurchase shares and statements with respect to the share repurchase plan for 2018-2019, including the intention to use certain shares to cover employee share plans and cancel the rest of the shares upon repurchase. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "targets", "commits to secure" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors, including the impact of general economic conditions on consumer confidence and demand for our customers' products, competitive products and pricing, the impact of any manufacturing efficiencies and capacity constraints, conditions included in system orders and the risks that systems are not shipped pursuant to orders or as expected because conditions are not met or for any other reason, performance of our systems, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products including EUV, the number and timing of EUV systems expected to be shipped and recognized in revenue, actual EUV production capacity, delays in EUV systems production and development and volume production by customers, including meeting development requirements for volume production, demand for EUV systems being sufficient to result in utilization of EUV facilities in which ASML has made significant investments, our ability to enforce patents and protect intellectual property rights, the outcome of intellectual property litigation, availability of raw materials, critical manufacturing equipment and qualified employees, trade environment, changes in exchange rates, changes in tax rates, available cash and liquidity, our ability to refinance our indebtedness, distributable reserves for dividend payments and share repurchases, results of the share repurchase plan and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward- looking statements, whether as a result of new information, future events or otherwise. Forward looking statements